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                             August 18, 2022

       Craig Finster
       Chief Financial Officer
       Versus Systems Inc.
       1558 West Hastings Street
       Vancouver BC V6G 3J4 Canada

                                                        Re: Versus Systems Inc.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed April 1, 2022
                                                            File No. 001-39885

       Dear Mr. Finster:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2021

       Item 5. Operating and Financial Review and Prospects
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       A. Operating Results, page 29

   1. We note on page F-8 that $9.5 million of the $17.8 million loss during the year ended
                                                        December 31, 2021 was
incurred during the one month period that ended on February 1,
                                                        2021. Please include a
section on Net Loss to explain the reason for the significant one-
                                                        month loss.
       Revenue, page 30

   2. We note in your Form F-1 that went effective on February 2, 2022, Xcite Interactive averaged approximately
$2 million of revenue during the years ended December 31, 2020 and 2019. Considering
that its post-acquisition revenues did not appear to have
                                                        significantly offset
your revenue loss from HP, please disclose whether there have been
 Craig Finster
Versus Systems Inc.
August 18, 2022
Page 2
         any changes in its hosted software products, interactive contracts, intellectual property products and production contracts, in terms of pricing and volume, following your acquisition in June 2021. Further, describe any unusual or infrequent events or transactions, or any known trends or uncertainties, that impacted your revenues in a material way. Refer to Item 303(b)(2) of Regulation S-K.
Foreign Exchange, page 30

3. Please explain the nature of the monetary and non-monetary items that accounted for most of the $1.1 million foreign exchange loss during 2021 and your basis for measurement.
         Refer to paragraphs 23-34 of IAS 21. In this regard, we note your disclosure on page F-21 that your business activities, comprised primarily of United States dollar revenue and expenditures as well as United States dollar denominated financings. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameCraig Finster                                Sincerely,
Comapany NameVersus Systems Inc.
                                                               Division of
Corporation Finance
August 18, 2022 Page 2                                         Office of
Technology
FirstName LastName